CORRESPONDENCE

O’Melveny & Myers LLP	T: +86 10 6563 4200
Yin Tai Centre, Office Tower	F: +86 10 6563 4201
37th Floor	omm.com
No.2 Jianguomenwai Avenue
Beijing 100022

March 11, 2019

Ms. Jessica Livingston

Ms. Pam Long

Mr. Stephen Kim

Mr. Robert Klein

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: UP Fintech Holding Limited (CIK No. 0001756699)

Responses to the Staff’s Comments on the Registration Statement on Form F-1 Filed on February 22, 2019

Dear Ms. Livingston, Ms. Long, Mr. Kim and Mr. Klein:

On behalf of our client, UP Fintech Holding Limited, an exempted company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 8, 2019 on the Company’s registration statement on Form F-1 filed on February 22, 2019 (the “Registration Statement”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Concurrently with the submission of this letter, the Company is submitting its filing herewith the Company’s an amendment to the Registration Statement (the “Revised Registration Statement”) and certain exhibits via EDGAR to the Commission for the Staff’s review pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The Company has updated the Revised Registration Statement containing the estimated price range, the offering size and the additional disclosures of the Company’s recent developments.

To facilitate the Staff’s review, we have separately delivered to the Staff five courtesy copies of the Revised Registration Statement, marked to show changes to the Registration Statement.

The Company will commence the marketing activities in connection with the offering on March 12, 2019. The Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about March 19, 2019, and will file the joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

Century City • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Form F-1 filed February 22, 2019

Notes to the Consolidated Financial Statements Note 10. Preferred Shares, page F-36

1.                            We continue to evaluate your response to prior comment 1 and we may have further comments.

The Company respectfully noted the Staff’s comments.

Note 13. Net Loss Per Share, page F-46

2.                            We note your disclosure page F-47 stating that you computed your basic and diluted pro forma loss per share based on 1,614,969,270 shares. Please tell us how you calculated the pro forma net loss per ordinary share of $(0.09) or revise as necessary. In addition, please revise to include pro forma and loss per share information in the Selected Consolidated Financial and Operating Data section on pages 76-77.

The Company respectfully advises the Staff as set forth below the computation of unaudited basic and diluted pro forma loss per share:

	For the year ended December 31, 2018
Net loss attributable to ordinary shareholders of UP Fintech Holding Limited	US$	(43,207,732)	A
Weighted average shares used in calculating net loss per ordinary shares:
Basic and diluted	506,393,198		B
Net loss per ordinary share:
Basic and diluted	US$	(0.09)	C=A/B
Weighted average shares of automatic conversion of convertible preferred shares of the Company into ordinary shares	1,109,676,136		D
Pro forma weighted average shares used in calculating net loss per ordinary shares	1,616,069,334		E=B+D
Pro forma net loss per ordinary share:
Basic and diluted	US$	(0.03)	F=A/E

The Company revised the disclosure to reflect the correct pro forma net loss per ordinary share accordingly on F-47 of the Revised Registration Statement as well as to reflect the anti-dilution adjustment to conversion rate of Series C and C-1 preferred shares into Class A ordinary shares based on the assumed initial public offering price of US$6.00 per ADS. In addition, the Company has revised the disclosure on page 77 to include the pro forma and loss per share information in the Selected Consolidated Financial and Operating Data section.

Part II

Exhibit 8.2 Opinion of Buddle Findlay regarding certain New Zealand tax matters, page II-6

3.                            The statement in Exhibit 8.2 that “the statements under the headings “New Zealand Regulations on Tax” and “New Zealand Taxation” in the Registration Statement, to the extent that they constitute statements of New Zealand taxation law, are accurate in all material respects” is a description of the law and is not a tax opinion. Please revise to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of named counsel. For guidance, see Staff Legal Bulletin No. 19.

The Company respectfully noted the Staff’s comments and filed a revised Exhibit 8.2.  In Exhibit 8.2, Buddle Findlay stated in paragraph 8 that “On the basis of the foregoing and our consideration of those questions of law we considered relevant and subject to the limitations, qualifications, and assumptions set forth in this opinion, we confirm that the discussion in the “New Zealand Regulations on Tax” and “New Zealand Taxation” sections of the Registration Statement constitute matters of New Zealand income tax law or legal conclusions relating to the New Zealand income tax laws and subject to the qualifications therein, represent our opinion.” For more details, please refer to the sections headed “New Zealand Regulations on Tax” and “New Zealand Taxation” starting from page 156 and page 196, respectively, of the Registration Statement.

If you have any questions regarding the Registration Statement, please contact the undersigned by telephone at +86 1391 093 9617 / +86 10 6563 4261 or via e-mail at kgeng@omm.com, Li Han, by telephone at +852 3512 4018 or via email at lhan@omm.com, John Fei Zeng by telephone at +86 10 5681 3666-3601 or via email at john.zeng@itiger.com, or Yan Wang, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10 8520 7162 or via email at xinywang@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Ke Geng
Ke Geng

Enclosures.

cc:                                Tianhua Wu, Chief Executive Officer of the Company

John Fei Zeng, Chief Financial Officer of the Company

Li Han, Esq., Partner, O’Melveny & Myers LLP

Yan Wang, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP